

April 26, 2011

Ronald L. Farnsworth
Executive Vice President and Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, Oregon 97258

> **Re:** **Umpqua Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 001-34624**

Dear Mr. Farnsworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan Losses - page 74

1.   We note your disclosures and related information, including certain Guide III disclosures and information provided as part of your Management's Discussion and Analysis as it relates to your asset quality and the allowance for loan losses for the years presented. There are, however, various levels at which we are unclear how and why you determined

that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the last three years ended December 31, 2010, and for the quarterly periods during this time. In order for us to better understand the judgments and views management contemplated in making their ultimate determinations in this area, please tell us how the following factored in to your ultimate quarterly and year-end conclusions that both the provision for loan losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements:

- We note that for 2008, 2009 and 2010, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses. Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate as these actions required you to take provisions exceeding $200 million in 2009 and over $100 million in both 2008 and 2010, respectively. As management replenished the allowance for loan losses during these periods, please discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.

- In order for us to have a full and complete understanding of how you applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies related to loan classification, accrual status, loan migration, and appropriate and timely recognition of loan impairment either by way of incremental loan loss provision and/or partial or full charge-offs, please provide the following information along with a timeline for the five largest charge-offs recognized in both 2009 and 2010 and for the five largest nonaccrual loans at December 31, 2010:

    o Loan origination date, amount and classification;
    o Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification and accrual status;
    o The underlying collateral supporting the loan;
    o The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and
    o Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance or current balance, especially for those currently in nonaccrual status, etc.

- Describe the kind of triggering events you considered when determining the amount and timing of your loan loss provisions. Given that there was rapid deterioration in economic conditions in a few quarters noted both nationally and regionally in the specific markets and states you operate in, primarily during late 2008 and early 2009, we are unclear why you would have a prolonged period of relatively high loan loss provisions for almost 12 quarters.

- Given the significant amount of nonperforming loans on your books, please address the impact of obtaining timely appraisals for those nonperforming loans or other alternative sources of fair value determination which you were required to obtain to appropriately value the collateral on a timely basis. Tell us whether or not you experienced any delays internally in identifying the actual loans/credits which required appraisals. While we note your appraisal policy as presented on page 65, it remains unclear to us how often you used alternative sources of value other than appraisals and how this may have impacted your overall valuation process, as well as the amount and timing of related loan loss provisions and charge-offs. If there have been significant variances in the total amount of "lapse time" from the time you order an appraisal to receipt during the last three years due to any internal or external factors, such as the number of nonperforming loans, availability of qualified appraisers to perform their work in a timely basis or any other significant contributing factors, please explain in a detailed and thorough manner with a view of how your financial statements have been impacted, etc. Please discuss on a disaggregated basis by the specific markets you operate in if you have had varying experiences in this regard.

Deposits, page 79

2. Please revise future filings to present separately the average amount of, and the average rate paid for, deposit categories which are in excess of 10 percent of average total deposits for a three year period. Refer to Industry Guide III Item V.

Asset Quality and Non-Performing Assets

Non-Covered Restructured Loans by Type and Region, page 71

3. We note your disclosure on page 71 that you are temporarily modifying the payment terms of loans that are considered troubled-debt restructurings (TDRs). In addition, we note that $84.44 million and $134.44 million of these TDRs were accruing interest at December 31, 2010 and 2009. Please tell us and revise future filings to address the following:

- A description of the key features of the loan modification program(s), including whether the programs are government sponsored or your own and the significant terms modified;

- The total amount of loans restructured during the reporting period(s) quantified by concession or modification program;

- TDRs as of the reporting period(s) end on non-accrual status quantified by loan type (commercial real estate, commercial, etc.);

- Policy regarding how many payments the borrower needs to make on the restructured loans before returning the loan to accrual status; and

- A discussion of the bank's success with the different types of concessions.

4.   We note from your Non-Covered Restructured Loans by Type and Region tabular disclosure on page 71 that at December 31, 2010 98% of your accruing TDRs were CRE loans. Given the concentration of your loan portfolio in CRE loans please tell us and revise future filings to disclose whether you have performed any CRE or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

- The amount of loans that have been restructured using this type of workout strategy in each period presented;

- The benefits of this workout strategy, including the impact on interest income and credit classification;

- The general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

- Clarify whether the B note is immediately charged-off upon restructuring;

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification; and

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Ronald L. Farnsworth
Umpqua Holdings Corporation
April 26, 2011
Page 5

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments

Allowance for loan and lease losses Composition, page 73

5. We note your tabular disclosure on page 73 of the allocation of the allowance for loan and lease losses. Please revise future filings to disclose the percent of loans in each category to total loans within your allocation of the allowance for loan and lease losses in accordance with Industry Guide III Item IV.B.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 93

6. We note in your consolidated balance sheet on page 93 that you present your covered loans and leases *net* and below your allowance for loan losses. In addition, we note your disclosure on page 125 that there was an additional allowance for covered loan loss of $375,000 at December 31, 2010. Please revise your future interim and annual filings to clearly present the allowance for loan loss related to both Covered loans and leases and Non-covered loans and leases.

Note 6. Allowance for Non-Covered Loan Loss and Credit Quality

Activity in the Non-Covered Allowance for Loan and Lease Losses, page 124

7. We note your tabular allowance disclosure on page 124 and your breakout of the loans individually evaluated for impairment and the related allowance for loan losses. Please revise future filings to include in this tabular disclosure the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method for your collectively evaluated and acquired with deteriorated credit quality segments of your loan portfolio. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Asset Quality and Non-Performing Loans, page 126

8.   We note your policy disclosures beginning on page 126 for your impaired loans and placing loans on nonaccrual status. In addition, we note your delinquency table on page 127 and your impaired loans tabular disclosure on page 129. Please revise future filings to include the following:

- Policy for determining past due or delinquency status above this table (ASC 310-10-50-6(3));

- Policy for determining which loans are individually assessed for impairment (ASC 310-10-50-15(d));

- The specific factors considered in determining that a loan is impaired (ASC 310-10-50-15(e)); and

- The policy for recognizing interest income and how cash receipts are recorded for your impaired loans (ASC 310-10-50-15(b)).

Non-covered Credit Quality Indicators, page 131

9.   We note your disclosure on page 122 that your risk rating methodology assigns risk ratings ranging from 1 to 10 and that these risk ratings are used to establish your formula allowance. In addition, on page 132 we note the tabular disclosure of your loan portfolio by internal risk rating that includes five risk ratings. Please reconcile for us your 10 risk ratings used in your formula allowance to the risk "groupings" you describe and disclose by loan class on page 132. In addition, please tell us how you considered the definition of credit quality indicator and the guidance in ASC 310-10-50-29 in your determination to present "groupings" of risk instead of the 10 risk ratings.

10.   Please revise future filings to explicitly disclose the date or range of dates for which your risk ratings were updated. Refer to ASC 310-10-50-29(c).

Note 7. Covered Assets and Indemnification Asset, page 133

11.   We note your disclosure on page 134 that you accounted for all of your acquired loans from the FDIC-assisted transactions under ASC 310-30 because of the significant fair value discounts associated with the acquired portfolios, the concentration of real estate related loans, the decline in real estate values in the regions serviced, and after consideration of the underwriting standards of the acquired originating bank. Please tell

us and revise to disclose in future filings the following regarding your application of ASC 310-30:

- How you segregated the acquired loans into pools for accretion and impairment testing purposes. Identify the specific loan characteristics that were used for segregation and whether performing and nonperforming loans were separately segregated.

- The number of loan pools established for each transaction and the amount of performing and non-performing loans at the acquisition date.

- The loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans.

12. We note your allowance disclosures are presented only for non-covered loans in Note 6 and we were unable to locate similar disclosures for the covered loan portfolio. Please tell us how you believe your current disclosures comply with the applicable ASU 2010-20 allowance and credit quality disclosure requirements, including your covered loans. In addition, to the extent you have loans that you analogized to ASC 310-30, please tell us how those are presented within your disclosures. For example, tell us whether these are included within the purchased credit impaired class or another class of loans when providing the disclosures required by ASU 2010-20.

Note 9. Goodwill and Other Intangible Assets, page 136

13. We note from your other intangible asset rollforward on page 136 that you had a $5.15 million reduction to your gross other intangible assets. The reduction represented 9.2% of your beginning gross balance and was only recorded on the gross other intangible asset and not an equal reduction to accumulated amortization. Please explain to us the reason for the reduction to your gross other intangible asset and specify which line item in the income statement you recorded the charge.

14.   We note your disclosure on page 138 that the significant assumptions and methodology utilized to test for goodwill impairment as of December 31, 2010 were consistent with those used at December 31, 2009. In addition, we note your disclosure that if your common stock price declines further or *continues* to trade below book value per common share you may be required to recognize additional impairment on your goodwill balance. Given the fact that your goodwill balance is $655.88 million and your book value per share of $14.34 was lower than your stock price at December 31, 2010 of $12.18 per share please tell us and disclose in future filings the following for each reporting unit:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test; and

- A description of the methods and key assumptions used and how the key assumptions were determined in your valuation for Step 1 of the goodwill impairment test.

Note 18. Junior Subordinated Debentures, page 146

15.   We note your disclosure on page 146 that you have issued junior subordinated debentures $134.02 million with a carrying value and fair value of $80.69 million at December 31, 2010. In addition, we note you changed your valuation method for these debentures during the third quarter of 2010. Please tell us the following related to your valuation method and accounting policy for the debentures:

- The facts and circumstances that occurred from September 2010 to December 2010 that led to your ability to obtain a third-party valuation of these debentures given your statement that effective the passing of Dodd-Frank Act in July 2010 your third-party pricing service notified you that they will no longer be able to provide a reliable fair value estimate for the liabilities.

- The valuation method you relied on for the June 30, 2010 Form 10-Q for your debentures.

- The valuation method you will use to record fair value adjustments to your debentures going forward in 2011 (i.e. a third-party valuation like at December 31, 2010 or the discounted cash flow model used at September 30, 2010).

- How you were able to validate that the credit risk adjusted spread of 725 basis points (an effective yield of approximately 11.6%) as of March 31, 2010 was still representative of the nonperformance risk premium at September 30, 2010 and December 31, 2010.

- How you considered your own specific credit risk in your determination of the effective yield and the impact it had on the effective yield, especially considering that during late 2009 and 2010 you were able to raise additional capital through the issuance of stock, pay back your TARP funds, and participate in four FDIC-assisted transactions.

16.   In addition, we note your disclosure that the use of a discounted cash flow model to measure the debentures at fair value each reporting period will have a long-term effect of amortizing the cumulative fair value discount of $53.3 million over each debentures' expected term. Please explain to us how the discounted cash flow model over another valuation model specifically results in the amortization of the fair value discount. In addition, please clarify for us and in future filings if you changed the method for accounting of the debentures from the fair value option to amortized cost based on your statement that the cumulative fair value discount will be *amortized* over the expected term.

Note 20. Commitments and Contingencies, page 150

17.   We note your disclosure on page 25 that during December 2010 you closed the settlement of two litigation cases filed in the Circuit Court of State of Oregon that, based on your June 30, 2010 Form 10-Q disclosures, comprised of each plaintiff seeking damages of at least $30 million from Umpqua Bank. Please tell us if the settlement resulted in a loss accrual during the quarter ended December 31, 2010. If not, please tell us when an accrual for the loss was first recorded and how you complied with the disclosure requirements under ASC 450-20-50 in your September 30, 2010 Form 10-Q and December 31, 2010 Form 10-K.

Note 24. Fair Values, page 159

18.   We note your valuation method for non-covered loans on page 160 and also note that during the second quarter of 2010 you changed your valuation of fixed rate loans to discount contractual cash flows at rates at which similar loans are currently being made. Please tell us how you valued these loans before the second quarter of 2010 and if the change in valuation method impacted the value of non-covered loans fair valued on a non-recurring basis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief